                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 5
                                       TO
                                   SCHEDULE TO
                                 (RULE 14d-100)
       TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          FOX & HOUND RESTAURANT GROUP
                            (Name of Subject Company)
                            ------------------------

                              F&H ACQUISITION CORP.
                             NPSP ACQUISITION CORP.
                            NEWCASTLE PARTNERS, L.P.
                             STEEL PARTNERS II, L.P.
                       (Names of Filing Persons--Offeror)
                      ------------------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                            -------------------------

                                    351321104
                      (Cusip Number of Class of Securities)
                            ------------------------

                                 MARK E. SCHWARZ
                                 MANAGING MEMBER
                            NEWCASTLE PARTNERS, L.P.
                         300 Crescent Court, Suite 1110
                               Dallas, Texas 75201
                                 (214) 661-7474
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------

--------------------------------------------------------------------------------
    TRANSACTION VALUATION*                             AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
        $150,116,350                                            $16,062
--------------------------------------------------------------------------------

*    Estimated  for  purposes  of  calculating  the  amount of filing  fee only.
     Transaction  value derived by multiplying  9,209,592 (the maximum number of shares of common  stock of subject  company  estimated  to be  acquired  by
     Offeror) by $16.30 (the purchase price per share offered by Offeror).
**   The amount of the filing fee,  calculated in  accordance  with Rule 0-11 of the Securities and Exchange Act of 1934, as amended,  and Fee Rate Advisory
     No.  5 for  fiscal  year  2006,  equals  $107.00  per  million  dollars  of transaction value.

|X|  Check box if any part of the fee is offset as provided  by Rule  0-11(a)(2)
     and identify the filing with which the offsetting fee was previously  paid.
     Identify the previous filing by registration  statement number, or the Form or Schedule and the date of its filing.

--------------------------------------------------------------------------------
Amount Previously Paid:    $15,248    Filing Party: Newcastle Partners, L.P.
Form or Registration No.:  SC TO-T    Date Filed:   January 6, 2006
Amount Previously Paid:    $245       Filing Party: Newcastle Partners, L.P.
Form or Registration No.:  SC TO-T    Date Filed:   January 13, 2006
Amount Previously Paid:    $541       Filing Party: Newcastle Partners, L.P.
Form or Registration No.:  SC TO-T    Date Filed:   January 27, 2006
Amount Previously Paid     $28        Filing Party: Newcastle Partners, L.P.
Form or Registration No.   SC TO-T    Date Filed:   February 3, 2006
--------------------------------------------------------------------------------

  |_| Check the box if the filing relates  solely to preliminary  communications made before the commencement of a tender offer.

      Check the appropriate  boxes below to designate any  transactions to which the statement relates:
      |X|    third-party tender offer subject to Rule 14d-1.
      |_|    issuer tender offer subject to Rule 13e-4.
      |_|    going-private transaction subject to Rule 13e-3.
      |_|    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

ITEMS 1 THROUGH 9, AND ITEM 11.

         This  Amendment  No. 5 to Tender Offer  Statement on Schedule TO amends and  supplements the statement  originally  filed on January 6, 2006, as amended and  restated  on  February  3,  2006,  by F&H  Acquisition  Corp.,  a  Delaware
corporation  ("Parent"),  NPSP Acquisition Corp. (the  "Purchaser"),  a Delaware
corporation and a wholly owned subsidiary of Parent, Newcastle Partners, L.P., a
Texas  limited  partnership,  and Steel  Partners II,  L.P., a Delaware  limited partnership.  This Schedule TO relates to the offer by the Purchaser to purchase all  outstanding  shares  of common  stock,  par  value  $0.01  per  share  (the
"Shares"),  of  Fox &  Hound  Restaurant  Group,  a  Delaware  corporation  (the
"Company"),  at $16.30 per Share, net to the seller in cash,  without  interest, upon the terms and  subject  to the  conditions  set  forth in the  Amended  and
Restated  Offer to Purchase,  dated  February 3, 2006 (the "Amended and Restated
Offer to Purchase"),  and in the related Letter of Transmittal (which,  together
with  any  amendments  or  supplements  thereto,   collectively  constitute  the
"Offer").  The  information  set  forth in the  Amended  and  Restated  Offer to
Purchase  and the  related  Letter  of  Transmittal  is  incorporated  herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

         The  Amended  and  Restated  Offer to  Purchase  is hereby  amended  as follows:

         The  sentence  "We are a wholly  owned  subsidiary  of F&H  Acquisition
Corp., a Delaware corporation owned by Newcastle Partners, L.P., a Texas limited partnership  ("Newcastle"),  and Steel  Partners II,  L.P.,  a Delaware  limited partnership  ("Steel")"  in the response to the question "Who is offering to buy my  securities?"  in the Summary Term Sheet is hereby  deleted and replaced with the sentence "We are a wholly  owned  subsidiary  of F&H  Acquisition  Corp.,  a
Delaware  corporation  of which 49.5% is owned by  Newcastle  Partners,  L.P., a
Texas limited  partnership  ("Newcastle"),  49.5% by Steel  Partners II, L.P., a
Delaware limited partnership ("Steel"),  and 1% by a non-affiliated  third-party stockholder."

         The third  sentence  of the second  paragraph  of  Section 9  ("Certain
Information  Concerning the  Purchaser,  Parent and Sponsors") is hereby amended and restated in its entirety to read as follows:

         "Parent  is owned  49.5%  by  Newcastle,  49.5%  by  Steel  and 1% by a non-affiliated third-party stockholder."

 ITEM 10.    FINANCIAL STATEMENTS.

         Not applicable.

 ITEM 12.    EXHIBITS.

(a)(1)(i)    Offer to Purchase dated January 6, 2006.*

(a)(1)(ii)   Form of Letter of Transmittal.*

(a)(1)(iii)  Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)   Form  of  Letter  to  Brokers,  Dealers,  Commercial  Banks,  Trust
             Companies and Other Nominees.*

(a)(1)(v)    Form of Letter to Clients for use by Brokers,  Dealers,  Commercial
             Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)   Guidelines for Certification of Taxpayer  Identification  Number on
             Substitute Form W-9.*

(a)(1)(vii)  Form of summary advertisement, dated January 6, 2006.*

(a)(1)(viii) Amended and Restated Offer to Purchase dated February 3, 2006.*

(a)(1)(ix)   Revised Form of Letter of Transmittal.*

(a)(1)(x)    Revised Form of Notice of Guaranteed Delivery.*

(a)(1)(xi)   Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.*
(a)(1)(xii)  Revised  Form of Letter to  Clients  for use by  Brokers,  Dealers,
             Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(i)    Text of press release issued by Parent, dated December 12, 2005.*

(a)(5)(ii)   Text of press release issued by Parent, dated December 19, 2005*

(a)(5)(iii)  Text of  disclosure  made by Parent on Schedule TO, dated  December
             20, 2005*

(a)(5)(iv)   Text of news  articles  published  in The Dallas  Morning  News and filed on Schedule TO on December 21, 2005.*

(a)(5)(v)    Text of press release issued by Parent, dated December 22, 2005.*

(a)(5)(vi)   Text of press release issued by Parent, dated December 28, 2005.*

(a)(5)(vii)  Text of press release issued by Parent, dated January 6, 2006.*

(a)(5)(viii) Text of press release issued by Parent, dated January 13, 2006.*

(a)(5)(ix)   Text of press release issued by Parent, dated January 26, 2006.*

(a)(5)(x)    Text of press release issued by Parent, dated January 30, 2006.*

(a)(5)(xi)   Text of press release issued by Parent, dated February 2, 2006.*

(c)          Not applicable.

(d)(1)       Joint  Filing  Agreement  by and among  Newcastle  Partners,  L.P.,
             Newcastle  Capital  Management,   L.P.,  Newcastle  Capital  Group,
             L.L.C.,  Mark E. Schwarz,  Steel Partners II, L.P., Steel Partners,
             L.L.C., Warren G. Lichtenstein, F&H Acquisition Corp. and
             NPSP Acquisition Corp., dated December 22, 2005.*

(d)(2)       Agreement and Plan of Merger,  dated as of January 30, 2006, by and among F&H Acquisition Corp., NPSP Acquisition Corp. and Fox & Hound
             Restaurant  Group, and for limited  purposes,  Newcastle  Partners,
             L.P. and Steel Partners II, L.P.*

(d)(3)       Confidentiality  Agreement,  dated as of December 13, 2005,  by and among  F&H  Acquisition  Corp.,  Newcastle  Partners,  L.P.,  Steel
             Partners II, L.P. and Fox & Hound Restaurant Group.*

(e)          Not applicable.

(f)          Not applicable.

(g)          Not applicable.

(h)          Not applicable.

* Previously filed

                                    SIGNATURE

      After due inquiry and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2006

                                   NEWCASTLE PARTNERS, L.P.

                                   By: Newcastle Capital Management, L.P.
                                       its General Partner
                                   By: Newcastle Capital Group, L.L.C.
                                       its General Partner

                                   By: /s/ Mark E. Schwarz
                                       --------------------------
                                   Name: Mark E. Schwarz
                                   Title: Managing Member

                                   STEEL PARTNERS II, L.P.

                                   By: Steel Partners, L.L.C.
                                       General Partner

                                   By: /s/ Warren G. Lichtenstein
                                       --------------------------
                                   Name: Warren G. Lichtenstein
                                   Title: Managing Member

                                   F&H ACQUISITION CORP.

                                   By: /s/ Mark E. Schwarz
                                       --------------------------
                                   Name: Mark E. Schwarz
                                   Title:  President and Chief Executive Officer

                                   NPSP ACQUISITION CORP.

                                   By: /s/ Mark E. Schwarz
                                       --------------------------
                                   Name: Mark E. Schwarz
                                   Title:  President and Chief Executive Officer

                                  EXHIBIT INDEX

(a)(1)(i)    Offer to Purchase dated January 6, 2006.*

(a)(1)(ii)   Form of Letter of Transmittal.*

(a)(1)(iii)  Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)   Form  of  Letter  to  Brokers,  Dealers,  Commercial  Banks,  Trust
             Companies and Other Nominees.*

(a)(1)(v)    Form of Letter to Clients for use by Brokers,  Dealers,  Commercial
             Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)   Guidelines for Certification of Taxpayer  Identification  Number on
             Substitute Form W-9.*

(a)(1)(vii)  Form of summary advertisement, dated January 6, 2006.*

(a)(1)(viii) Amended and Restated Offer to Purchase dated February 3, 2006.*

(a)(1)(ix)   Revised Form of Letter of Transmittal.*

(a)(1)(x)    Revised Form of Notice of Guaranteed Delivery.*

(a)(1)(xi)   Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.*
(a)(1)(xii)  Revised  Form of Letter to  Clients  for use by  Brokers,  Dealers,
             Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(i)    Text of press release issued by Parent, dated December 12, 2005.*

(a)(5)(ii)   Text of press release issued by Parent, dated December 19, 2005*

(a)(5)(iii)  Text of  disclosure  made by Parent on Schedule TO, dated  December
             20, 2005*

(a)(5)(iv)   Text of news  articles  published  in The Dallas  Morning  News and filed on Schedule TO on December 21, 2005.*

(a)(5)(v)    Text of press release issued by Parent, dated December 22, 2005.*

(a)(5)(vi)   Text of press release issued by Parent, dated December 28, 2005.*

(a)(5)(vii)  Text of press release issued by Parent, dated January 6, 2006.*

(a)(5)(viii) Text of press release issued by Parent, dated January 13, 2006.*

(a)(5)(ix)   Text of press release issued by Parent, dated January 26, 2006.*

(a)(5)(x)    Text of press release issued by Parent, dated January 30, 2006.*

(a)(5)(xi)   Text of press release issued by Parent, dated February 2, 2006.*

(c)          Not applicable.

(d)(1)       Joint  Filing  Agreement  by and among  Newcastle  Partners,  L.P.,
             Newcastle  Capital  Management,   L.P.,  Newcastle  Capital  Group,
             L.L.C.,  Mark E. Schwarz,  Steel Partners II, L.P., Steel Partners,
             L.L.C., Warren G. Lichtenstein, F&H Acquisition Corp. and
             NPSP Acquisition Corp., dated December 22, 2005.*

(d)(2)       Agreement and Plan of Merger,  dated as of January 30, 2006, by and among F&H Acquisition Corp., NPSP Acquisition Corp. and Fox & Hound

             Restaurant  Group, and for limited  purposes,  Newcastle  Partners,
             L.P. and Steel Partners II, L.P.*

(d)(3)       Confidentiality  Agreement,  dated as of December 13, 2005,  by and among  F&H  Acquisition  Corp.,  Newcastle  Partners,  L.P.,  Steel
             Partners II, L.P. and Fox & Hound Restaurant Group.*

(e)          Not applicable.

(f)          Not applicable.

(g)          Not applicable.

(h)          Not applicable.

* Previously filed